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                                                Filed by United National Bancorp
          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                        Subject Company: United National Bancorp
                                                   Commission File No. 000-16931

         The Agreement and Plan of Merger, dated as of August 21, 2003, by and among The PNC Financial Services Group, Inc., PNC Bancorp Inc. and United National Bancorp ("UNB") was filed by UNB under cover of Form 8-K on September 4, 2003 and is hereby incorporated by reference into this filing.